

Brown Shoe Company, Inc.

Investor Update

December 2007

This document contains certain forward-looking statements and expectations regarding the Company's future performance and the future performance of its brands. Such statements are subject to various risks and uncertainties that could cause actual results to differ materially. These include (i) the preliminary nature of estimates of the costs and benefits of the strategic earnings enhancement plan, which are subject to change as the Company refines these estimates over time; (ii) intense competition within the footwear industry; (iii) rapidly changing consumer demands and fashion trends and purchasing patterns, which may be influenced by consumers' disposable income, which in turn can be influenced by general economic conditions; (iv) customer concentration and increased consolidation in the retail industry; (v) the Company's ability to successfully implement its strategic earnings enhancement plan; (vi) political and economic conditions or other threats to continued and uninterrupted flow of inventory from China and Brazil, where the Company relies heavily on third-party manufacturing facilities for a significant amount of its inventory; (vii) the Company's ability to attract and retain licensors and protect its intellectual property; (viii) the Company's ability to secure leases on favorable terms; (ix) the Company's ability to maintain relationships with current suppliers; (x) the uncertainties of pending litigation; and (xi) the Company's ability to successfully executeits international strategy. The Company's reports to the Securities and Exchange Commission contain detailed information relating to such factors, including, without limitation, the information under the caption "Risk Factors" in Item 1A of the Company's Annual Report for the year ended February 3, 2007 and as updated in the Company's 10-Q for the Quarter ended November 3, 2007, which information is incorporated by reference herein. The Company does not undertake any obligation or plan to update these forward-looking statements, even though its situation may change.

- *December 3, 2007*

NOTE:
On April 2, 2007, The Company effected a 3-for-2 stock split. All per share data detailed in this packet is on a post-split basis. Guidance was issued on November 28, 2007 and has not been updated.



Brown Shoe At A Glance

BROWN SHOE TODAY - **$2.5 Billion in Sales for 2006**

Integrated wholesale-retail platform
Consumer-driven enterprise that builds brands and retail concepts while gaining market share

38% Wholesale

62% Retail



Mass Merchandisers
$300 million

Department & Specialty Stores
$650 million

Specialty Retail
$250 million

Famous Footwear

1,000+ retail stores in the U.S.
$1.3 billion

Brown Shoe At A Glance

Ranked 3rd Among Top Footwear Retailers*



Ranked 2nd in Wholesale Women's Fashion Footwear Sales**



Superior Operator

- 130 million store visits per year

- 91 million pairs sourced wholesale

- 30+ million e-visitors per year

- 50%+ operating earnings increase since 2002

Brown Shoe is the Leading Fashion Footwear Marketer,
Winning Loyal Customers with Compelling Global Brands

*Source: Public filings
**Source: NPD Women's dollar sales for 12 months ending 4/30/07 all POS channels (Department Stores, National Chains, Shoe Chains). This NPD data
is confidential and proprietary and cannot be reproduced or disseminated by third parties without prior written consent.

Brown Shoe Platform



RETAIL
WHOLESALE
brand shoes
FX LASALLE
closet
VIA SPIGA
FRANCO SARTO
CARLOS
ETIENNE AIGNER
Famous Footwear
naturalizer
Dr.Scholl's
LifeStride
shoes.com
ECOMMERCE

- 1,300 total retail doors – 1,000+ Famous Footwear, 250+ Naturalizer, Brown Shoe Closet, FX LaSalle, and branded concepts. 130 million consumer visits per year
- 2,000 customers served at wholesale across our branded and private label/brand divisions
- Integrated ecommerce platform for all BWS brands – including 3rd largest pureplay internet footwear retailer in Shoes.com. 30+ million e-visitors per year

- World class global sourcing network. Sourced 91 million pairs at wholesale and sold another 40 million at retail
- All BWS wholesale brands play across BWS retail/ecommerce concepts
- 14% of Famous Footwear sales through BWS wholesale brands
- Front-end / Back-end perspective from retail and wholesale provides greater insights to consumer desires and understanding of trends
- Cross-skilled talent base

Brown Shoe Platform

Power of the Integrated Wholesale / Retail Model ➜
Driving Growth, Profitability, and Value Creation

Control the Customer Experience	• Fragmentation of the consumer has significantly expanded the matrix of style preferences and retail options • Integrated model allows a wide variety of brands in the "right" channel
Maximize the Value of Footwear Expertise	• Consumer contact and feedback at retail and ecommerce can stimulate and accelerate the design process • Improve ability to stay "on trend" across segments
Own the Entire Margin	• Opportunity to capture greater product margin on owned brands through owned retail • Careful balance to minimize channel conflict
Leverage Infrastructure	• Optimize supply chain and distribution • Leverage shared resources and costs • Increased scale
Diversify the Business Model	• Remove volatility through balanced retail, multi-branded wholesale, and licenses • Maximize returns on capital

Brown Shoe Company Portfolio

Fashion = $33.3 B

Athletic = $11.5 B

Salon

Bridge — VIA SPIGA — shoes.com
No. 3 Pureplay
Ecommerce Footwear

Impulse — *Sam Edelman* / CARLOS

Better — FRANCO SARTO / ETIENNE AIGNER

Moderate — naturalizer / LifeStride

Famous Footwear
No. 1 Branded Family Footwear

Junior  Dr. Scholl's ORIGINAL

Comfort —  TX TRACTION
Dr. Scholl's Inside — Buster Brown

Mass —  Buster Brown & Co. —  Dr Scholl's FOOTWEAR

Private Label / Brand

Brown Shoe Vision:

Brown Shoe Company is the leading fashion footwear marketer, winning loyal customers with compelling global brands.

Doubling our sales while doubling our rate of profitability over the next five years.

Brown Shoe Pillars



ENABLING STRATEGIES   **GROWTH STRATEGIES**

| PARTNERSHIP MODEL | OPERATIONAL EXCELLENCE | PORTFOLIO OPTIMIZATION | BRAND POWER |

Partnership Initiatives — Platform Optimization — Market Intelligence — Consumer-Driven Model

CROSS-COMPANY SYNERGIES [VERTICAL AND HORIZONTAL]

SYSTEMS AND PROCESSES BEST PRACTICES

THOUGHTFUL PLANNING AND RIGOROUS EXECUTION

TALENT AND LEADERSHIP





Famous Footwear

More Shoes, More Ways
Profitable Market Optimization (Real Estate)
Merchant Localization (Tailoring Assortment by Region)
Balance & Value
Inventory Optimization









Famous Footwear

brand shoes

Famous Footwear
30-50% off summer sale
plus free shipping
hands-free
foot massage
sparkle & shine
Skechers Cali Gear:
new kids on the beach
soak up the sun
in sandals

Famous Footwear

- Trend-right product - Differentiating mix of athletic, men's and women's casual, and young attitude brands
- Leveraging multi-channel platform
- Approximately 50% of sales are driven by rewards program
- Marketing Strategy
- Technology/redefining service
- Growth opportunity to a minimum of 1,500 doors





naturalizer

$125-$300
$60-180
naturalizer
Accessories/Other Categories
International
$30-$80
natural sport
naturalSoul
by naturalizer





naturalizer

- Extended brand essence to new categories and consumer touchpoints
- Tightly-targeted consumer communications
- Sell-through model; Fresh trend-right product
- Improved product delivered when she wants to buy
- Model to be leveraged across all BWS wholesale

Direct-to-Consumer



shoes.com* pure play

- Branded web sites and multi-channel opportunities

naturalizer   **Famous Footwear**



- Growth by winning in new and emerging markets

Online Footwear: Projected to be over $6B market by 2011*

$ Billions



2003	2004	2005	2006	2007	2008	2009	2010	2011
$1.0	$1.7	$2.8	$3.2	$3.7	$4.2	$4.8	$5.5	$6.3

* Source: Forrester

Brown New York

- Allows us to play in new zones reaching new consumers

- Strong emotional connection with consumer

- Fashion/Style Credibility/Talent

- Brand extension potential














- High brand recognition and strong equity

  - 97% brand awareness driven by insole TV and print advertising

- Partnerships with Wal-Mart and Schering-Plough

- Extend asset into new categories and channels

- Growth through vertical model

Positioning for Growth



Survival

- Reorganization of Executive Team
- Focus on core activities
- Secured financing and stabilized liquidity

Rebuild

- IMPACT
- Key management changes
- 1st Naturalizer re-sizing and reorganization

Improving Core Competencies

- Strategy development
- Good to Great disciplines
- Portfolio Management

Increasing Prospects for Profitability

- Focus on best brands and market opportunities
- Consumer-Driven Wholesale Model
- Integrated, efficient business model
- Naturalizer turnaround
- Bennett acquisition

Sustainable Growth

- Growing portfolio
  - Organic
  - Consolidation
- Earnings Enhancement Plan
- Brown NY integration
- Accelerating Famous growth
- International Opportunities – China, Japan
- Edelman investment

Share Price

Total Return:
1 Year	**= -46.0%**
3 Year	**= 31.9%**
5 Year	**= 62.7%**
10 Year	**= 182.1%**

At 11/29/07
Source: Bloomberg

1997

2007

Appendix



Sales and EPS – 2001 to Estimated 2007*



Sales in Billions

$2.38 - $2.39 Billion (2007 Est)



Earnings Per Share

* Note: Guidance was issued on November 28, 2007 and has not been updated.

Charges and recoveries included in net earnings and EPS for 2005, 2006 and 2007 are listed in the Reconciliation of Net Earnings to Adjusted Net Earnings in this Appendix.

Recent Activities



EXPANSION OF BRANDS INTO CHINA

- Brown Shoe owns 51% equity stake in joint venture (B&H Footwear) with Hongguo International Holdings Limited

- Through B&H Footwear, Brown Shoe is partnering with one of China's leading footwear companies to open 400 stores and department store shops for Naturalizer and 100 for Via Spiga over the next 5 years

- Combines Brown Shoe strengths in brand-building and marketing with Hongguo's store network and operational excellence in the Chinese retail industry

- B&H Footwear will operate stores and shops in top-tier cities – Shanghai, Beijing, Guangzhou, and Shenzhen - while remaining stores will be licensed to Hongguo subsidiary Mayflower. B&H Footwear will provide wholesale sourcing for all stores and shops



OPENING NATURALIZER STORES IN JAPAN

- Long-term agreement with Regal Corporation, one of the oldest and largest footwear companies in Japan, to open an additional 32 Naturalizer stores in Japan over the next several years

- Over 40 year relationship between BWS and Regal



INVESTMENT IN EDELMAN SHOE, INC.

- Minority ownership position in Edelman Shoe, Inc., with option to acquire remaining interest in the future, to accelerate the growth of the Sam Edelman brand

- Young, fun, and fresh women's fashion footwear brand launched in 2004

- Sold at better department stores, including Belk, Bloomingdale's, Macy's, Neiman Marcus Cusp, Nordstrom, Von Maur as well as Victoria's Secret catalogues and over 500 independent and specialty stores



Marketing Initiatives

– investing in our flagship brands and increasing understanding of our consumers through addition of CMO and updated market research



FAMOUS FOOTWEAR

- Partnering with Ogilvy to refine brand positioning
- Broadcast media and CRM focus
- Using consumer database to drive Rewards program

VIA SPIGA

- Brand strategy and consumer research
- Partnering with Vogue Magazine. Arthur Elgort photos for national magazine ads and out-of-home in Manhattan – taxi tops, king buses, telephone kiosks
- Trade marketing for FFANY with cover wrap of Footwear News

NATURALIZER

- Partnership with Self Magazine – premium position for key Spring months and product opportunities that provide unique consumer touchpoints
- Ongoing partnership with "Ladies Who Launch" – a national organization for women entrepreneurs – a genuine brand for genuine women
- Partnering with Ogilvy to refine brand positioning

FRANCO SARTO

- Brand strategy, product segmentation, and positioning study
- Investing in retail relationships – partnering with Nordstrom on second half '07 direct mail initiative
- Leveraging Franco himself, consumers have a strong connection to the individual, by increasing the number of personal appearances in support of the brand

Product & Design Initiatives – investments into enhancing and broadening our product development, design, and sourcing capabilities



- Test & Learn

- Via Spiga Design Team

- Broadening Designer Inputs







- New York Design Studio

- Style & Trend

- Design Internship Program

Distinct Wholesale Portfolio - 2006



Famous Footwear -- Sales by category 2006



Strategic Earnings Enhancement Plan

During the second quarter of 2006, the Company introduced its earnings enhancement plan designed to increase earnings and reallocate resources, through i) restructuring administrative and support areas; ii) redesigning logistics and distribution platforms; iii) reorganizing to eliminate operational redundancies; iv) realigning strategic priorities; and v) refining the supply chain process and enhancing inventory utilization. Annual after-tax savings expected to be achieved upon completion of the initiatives are estimated to be $17–$20 million.

During the third quarter of 2007, the Company incurred after-tax costs of $2.9 million or $0.06 per diluted share in the quarter, most of which is attributable to the relocation of the Shoes.com administrative offices from Los Angeles to St. Louis.

The Company continues to work on other initiatives related to this plan. In doing so, it has determined that certain costs will be incurred later than previously expected. Current estimates are as follows:

- In 2007, after-tax implementation costs are estimated to be approximately $11 million, while the Company continues to expect to realize after-tax benefits of $10 to $12 million;
- In 2008, after-tax implementation costs are estimated to be approximately $8 million and annual after-tax benefits are still estimated to be $17 to $20 million.

Note: The above data, as provided in the Company's November 28, 2007 press release for third quarter ended November 3, 2007, reflects then current estimates for costs and benefits related to the initiatives. We expect to refine this information in the upcoming quarters and provide updated guidance as appropriate.

Review of BWS Financials

(all $'s in millions except EPS)

	39 Weeks Ended Nov. 3, 2007	39 Weeks Ended Oct. 28, 2006	% Chg.
Sales	$1,788.5	$1,831.7	-2.4%
Net Earnings			
GAAP	$46.5	$52.1	-10.8%
Adjusted*	$56.2	$50.3	11.8%
EPS			
GAAP	$1.04	$1.20	-13.3%
Adjusted*	$1.26	$1.16	8.6%
Gross Margin	40.3%	39.9%	
Debt/Cap*	20.2%	25.4%	
Cash Flow from Operating Activites	$62.7	$95.2	-34.1%

See Appendix for reconciliation

Review of BWS Financials

	39 Weeks Ended Nov. 3, 2007	39 Weeks Ended Oct. 28, 2006	% Chg.
Famous Footwear			
Sales	$1,002.5	$961.3	4.3%
Operating Profit	$70.7	$67.4	5.0%
Same-Store Sales	-0.2%	3.5%	
Specialty Retail			
Sales	$193.1	$184.1	4.9%
Operating Profit*	-$6.7	-$3.4	-93.3%
Same-Store Sales	-0.1%	1.4%	

Includes Earnings Enhancement costs of $3.1 million in the first nine months 2007 compared with $0.2 million in the same period 2006

Wholesale			
Sales	$592.9	$686.3	-13.6%
Operating Profit**	$49.0	$53.2	-7.8%

**Includes $3.1 million in costs associated with the Earnings Enhancement Plan in the first nine months 2007 compared with $0.4 million in the same period 2006*

Fourth Quarter 2007 & Full Year Guidance
As of November 28, 2007 and has not been updated

Fourth Quarter 2007 EPS:

GAAP	$0.36 to $0.41
Adjusted*	$0.39 to $0.44

Full Year 2007 EPS:

GAAP	$1.40 to $1.45
Adjusted*	$1.65 to $1.70

*See Appendix for reconciliation

Other Annual Estimates:

Consolidated Sales: $2.38 - $2.39 Billion

Consolidated Tax Rate: Increasing approximately 300 bps

Famous Footwear

    Same-Store Sales: -1.0% to flat

    Net Store Openings: + 70 - 75 stores

Wholesale: Wholesale sales are expected to be down 14-15% in 2007, with growth of its branded business offset by the exit of the Bass license and a sales decline in its private label business.

Debt to Capital Ratio
(Millions of dollars, except for Debt to Capital Ratio)

Debt to Capital Ratio	Q3 2007	2006	2005	2004	2003	2002
Total Debt Obligations*	$ 150	$ 151	$ 200	$ 142	$ 120	$ 152
Total Shareholders' Equity	592	524	434	391	350	292
Total Capital	$ 742	$ 675	$ 634	$ 533	$ 470	$ 444
Debt to Capital Ratio**	20.2%	22.4%	31.5%	26.6%	26.0%	34.0%

* Total Debt Obligations include long term debt, borrowings under revolving credit agreement and capital lease obligations.

** Total Debt Obligations divided by Total Capital

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:

Nine Months 2007 v. Nine Months 2006

	Nine Months 2007		Nine Months 2006	
	Net Earnings	EPS	Net Earnings	EPS
GAAP Net earnings	**$46,475**	**$1.04**	**$52,129**	**$1.20**
Charges/Other Items:				
Earnings Enhancement Plan	9,774	0.22	1,231	0.03
Bass Exit Costs	-	-	1,400	0.03
Insurance Recoveries, Net	-	-	(4,432)	(0.10)
Adjusted net earnings	**$56,249**	**$1.26**	**$50,328**	**$1.16**

Non-GAAP Financial Measures

In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.

Reconciliation of GAAP Net Earnings to Adjusted Net Earnings:
2005 – 2007 Estimated**

(in millions, except EPS data)	2007 Estimated Range Low - High		2006		2005*	
	4th Quarter Diluted EPS	Full Year Diluted EPS	Net Earnings	Diluted EPS	Net Earnings	Diluted EPS
GAAP Results	$0.36 - 0.41	$1.40 - 1.45	$ 65.7	$ 1.51	$ 41.0	$ 0.96
Special Charges and Recoveries:						
Earnings Enhancement Plan	0.03	0.25	3.9	0.09	-	-
Incremental Bass Exit Costs	-	-	2.3	0.05	-	-
Insurance Recoveries, Net	-	-	(1.0)	(0.02)	-	-
Naturalizer Restructuring	-	-	-	-	9.2	0.22
Tax Repatriation	-	-	-	-	12.0	0.28
Bridge Loan Fee	-	-	-	-	0.6	0.02
Adjusted Earnings	$0.39 - 0.44	$1.65 - 1.70	$ 71.0	$ 1.63	$ 62.9	$ 1.48

*Full-year fiscal 2006 and 2007 includes stock option expense with no related expense in 2005.
**Note: Estimated Earnings Guidance was issued on November 28, 2007 and has not been updated.

Non-GAAP Financial Measures
In this document, the Company's financial results are provided both in accordance with generally accepted accounting principles (GAAP), and using certain non-GAAP financial measures. In particular, the Company provides historic and estimated future net earnings per diluted share excluding certain charges and recoveries, which are non-GAAP financial measures. These results are included as a complement to results provided in accordance with GAAP because management believes these non-GAAP financial measures help indicate underlying trends in the Company's business and provide useful information to both management and investors by excluding certain items that are not indicative of the Company's core operating results. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.